

Mail Stop 4720

April 11, 2017

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re**: **Old Line Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 20, 2017**
> **File No. 333-216836**

Dear Mr. Riley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1. In order for this registration statement to be declared effective, it must contain a complete prospectus. We note that your 10-K incorporates the Part III information from your definitive proxy. Please file the proxy statement for Old Line Bancshares or, alternatively, you can amend the 10-K to include the Part III sections.

Joint Proxy Statement/Prospectus Cover Page

2. Please expand the proxy/prospectus cover page to disclose the possible change to the conversion ratio should Old Line exercise its "walk-away cure right" under the merger agreement to increase the exchange ratio if DCB exercises its "walk away" right. We note the disclosure on pages 9 and 50. In addition, please revise to include the total merger consideration.

Opinion of DCB Bancshares' Financial Advisor, page 42

3. Please revise to disclose the actual transaction fee payable to RP Financial for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger. Please refer to Section 1015(b)(4) of Regulation M-A.

Certain Federal Income Tax Consequences, page 69

4. Revise this section to clarify that the discussion is based upon the opinion of Gordon Feinblatt, filed with this registration statement, that the merger will qualify as a reorganization within the meaning of Section 368(a) and that shareholders who receive Old Line Bancshares stock will not recognize a gain or loss with respect to their receipt of the shares, except for cash received in lieu of fractional shares.

Part II. Exhibits

5. Please file as an Exhibit a consent from Mr. Deadrick to be named as a director nominee.

Exhibit 8.1 –Opinion of Gordon Feinblatt LLC

6. We note that counsel has assumed that "Articles of Merger in form and substance required by Maryland law." Counsel also goes on to assume that the merger will be consummated in "accordance with Maryland law." It is inappropriate to assume legal conclusions necessary to reach the opinion as to whether the merger will qualify as a reorganization under Section 368(a). Revise the opinion to remove the assumption of legal conclusions. Counsel may assume that the articles are filed and have become effective. Counsel may also assume that the merger will be consummated as described in the merger agreement and in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Frank C. Bonaventure, Jr., Esq.